Exhibit 99.3

Q2 2019 Earnings Supplemental Materials August 7, 2019 1

2 Forward - Looking Statements The accompanying materials contain certain forward - looking statements regarding Clarivate Analytics Plc (the “Company” or “Clarivate”), its financial condition and its results of operations, anticipated synergies and other future expectations . Forward - looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, if at all, such performance or results will be achieved . All of these statements are based on estimates and assumptions prepared by the Company’s management as of the date of this presentation that, although the Company believes to be reasonable as of such date, are inherently uncertain . These statements involve risks and uncertainties, including, but not limited to, statements regarding our intentions, beliefs or current expectations concerning, among other things, the merger of the Company with Churchill Capital Corp . and the related transactions (collectively, the “Transactions”), the benefits and synergies of the Transactions, including anticipated cost savings, results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which the Company operates . Forward - looking statements speak only as of the date the statements are made . The Company undertakes no obligation to update or revise any of the forward - looking statements contained herein, whether as a result of new information, future events or otherwise . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make any additional updates with respect thereto or with respect to any other forward - looking statements . The consolidated financial information presented herein was based on certain assumptions and estimates, and may not necessarily reflect the results of operations that would have occurred if the Company had been a separate, standalone entity during the periods presented or the Company’s future results of operations . In addition, the estimated costs and anticipated cost savings presented herein, are based on management’s expectations, beliefs and projections, are subject to change and there can be no assurance that such expectations, beliefs or projections will be achieved . Non - GAAP Financial Measures This presentation contains financial measures that have not been calculated in accordance with United States generally accepted accounting principles, consistently applied (“GAAP”), including Adjusted Revenues, Adjusted EBITDA, Adjusted EBITDA Margin, free cash flow, and Standalone Adjusted EBITDA, because they are a basis upon which our management assesses our performance and we believe they reflect the underlining trends and indicators of our business . Although we believe these measures are useful for investors for the same reasons, these financial measures should not be considered as an alternative to GAAP financial measures as a measure of the Company’s financial condition, profitability and performance or liquidity . In addition, these financial measures may not be comparable to similar measures used by other companies . We urge you to review Clarivate’s financial statements contained in the proxy statement/prospectus filed by Clarivate Analytics Plc with the U . S . Securities and Exchange Commission (“SEC”) on April 26 , 2019 (SEC File No . 333 - 229899 ) and in any subsequently filed 20 - F or Form 6 - K . At the end of this presentation, we provide further descriptions of these non - GAAP measures and reconciliations of these non - GAAP measures to the corresponding most closely related GAAP measure Required Reported Data We are required to report Standalone Adjusted EBITDA, which is identical to Consolidated EBITDA and EBITDA as such terms are defined under our credit agreement, dated as of October 3 , 2016 , governing the Company’s term loan facility and revolving credit facility, as amended and/or supplemented from time to time (the “Credit Agreement”) and the indenture (the “Indenture”) governing the Company’s 7 . 875 % senior notes due 2024 (the “Notes”), respectively, pursuant to the reporting covenants contained in such agreements . In addition, management of the Company uses Standalone Adjusted EBITDA to assess compliance with various incurrence - based covenants in these agreements .

3 Q2 2019 Financial results

Q2 2019 Highlights 4 • Financial results in line with expectations • Adjusted Subscription revenues up 4.9% on a constant currency basis • Adjusted EBITDA $73.2 million, up 8.4% on reported basis • Significant progress on many best - in - class corporate initiatives – Completed first customer delight survey – Selecting and implementing contemporary colleague engagement survey platform – Created and rolled out world class Vision, Mission and Values

$242.3 $243.3 Q2'19 Q2'18 $73.2 $67.5 Q2'19 Q2'18 Q2 Results 5 1. Adjusted Revenue excludes the divested IPM business revenues for all years, and adds back $0.1 million of deferred revenue pu rch ase accounting adjustment for Q2’19 and $0.9 million for Q2’18 excluding the Intellectual Property Management (“IPM”) product line, which was divested in October 2018. Deferred revenue adjustment Is expected to be f ull y recognized by Q4’19 and also excludes IPM. See the appendix for a reconciliation of Revenue to Adjusted Revenue. 2. See the appendix for a reconciliation of Net Income (loss) to Adjusted EBITDA. - 0.4% actual f/x + 0.4% constant f/x Revenue Adjusted EBITDA (2) + 8.4% actual f/x ($ in millions) $242.4 $238.4 Q2'19 Q2'18 Adjusted Revenue (1) + 1.7% actual f/x + 2.5% constant f/x

Q2 Revenue ($ in millions) Q2 2019 Q2 2018 % Change [actual f/x] % Change [constant f/x] Science group $136.1 $132.5 2.7% 3.3% Intellectual property group $106 . 3 $105 . 9 0.4% 1.5% Adjusted Revenue (1) $242.4 $238.4 1.7% 2.5% IPM product line $ - $5.8 - - Deferred revenue adjustment ($0.1) ($0.9) - - Revenue $242.3 $243.3 (0.4%) 0.4% Adjusted Subscription $202.7 $194.7 4.1% 4.9% Adjusted Transactional $39.7 $43.7 (9.2%) (8.2%) Adjusted Revenue (1) $242.4 $238.4 $1.7% 2.5% IPM product line $ - $5.8 - - Deferred revenue adjustment ($0.1) ($0.9) - - Revenue $242.3 $243.3 (0.4%) 0.4% 6 1. Adjusted Revenue excludes the divested IPM business revenues for all years, and adds back $0.1 million of deferred revenue pu rch ase accounting adjustment for Q2’19 and $0.9 million for Q2’18 excluding IPM. Deferred revenue adjustment Is expected to be fully recognized by Q4’19 and also excludes IPM.

Q2 Financial summary ($ in millions) Q2 2019 Q2 2018 % Change [actual f/x] % Change [constant f/x] Revenue $242.3 $243.3 (0.4%) 0.4% Adjusted Revenue (1) $ 2 42 . 4 $238 . 4 1.7% 2.5% Adjusted EBITDA (2) $73 . 2 $ 6 7 . 5 8.4% Adjusted EBITDA margin % 30.2% 28.3% Net loss ($77.8) ($66.9) Net loss per share – diluted ($0.29) ($0.31) Weighted - average shares outstanding – diluted 264.8 217.5 Required reporting data LTM Standalone Adjusted EBITDA (3) $315 . 9 $305.8 3.3% 7 1. Adjusted Revenue excludes the divested IPM business revenues for all years, and adds back $0.1 million of deferred revenue pu rch ase accounting adjustment for Q2’19 and $0.9 million for Q2’18 excluding IPM. Deferred revenue adjustment Is expected to be fully recognized by Q4’19 and also excludes IPM. See the appendix for reconciliation of Rev enue to Adjusted Revenue. 2. See the appendix for a reconciliation of Net Income (loss) to Adjusted EBITDA. 3. The Company is required to report Standalone Adjusted EBITDA, which is identical to Consolidated EBITDA and EBITDA as such te rms are defined under our Credit Agreement and the Indenture governing our Notes, respectively, pursuant to the reporting covenants contained in such agreements. In addition, management of the Company uses S tan dalone Adjusted EBITDA to assess compliance with various incurrence - based covenants in these agreements.

8 First Half 2019 Financial results

$132.4 $130.8 Q2 YTD'19 Q2 YTD'18 $476.6 $470.2 Q2 YTD'19 Q2 YTD'18 Q2 YTD Results 9 1. Adjusted Revenue excludes the divested IPM business revenues for all years, and adds back $0.3 million of deferred revenue pu rch ase accounting adjustment for Q2 YTD’19 and $2.4 million for Q2 YTD’18 excluding IPM. Deferred revenue adjustment Is expected to be fully recognized by Q4’19 and also excludes IPM. 2. See the appendix for a reconciliation of Net Income (loss) to Adjusted EBITDA. - 0.8% actual f/x + 0.1% constant f/x Revenue Adjusted Revenue (1) Adjusted EBITDA (2) + 1.2% actual f/x ($ in millions) + 1.4% actual f/x + 2.4% constant f/x $476.3 $480.3 Q2 YTD'19 Q2 YTD'18

Q2 YTD Revenue ($ in millions) Q2 YTD 2019 Q2 YTD 2018 % Change [actual f/x] % Change [constant f/x] Science group $265.2 $258.4 2.6% 3.3% Intellectual property group $211 . 4 $211 . 8 (0.2%) 1.2% Adjusted Revenue (1) $476.6 $470.2 1.4% 2.4% IPM product line $ - $12.5 - - Deferred revenue adjustment ($0.3) ($2.4) - - Revenue $476.3 $480.3 (0.8%) 0.1% Adjusted Subscription $395.2 $381.4 3.6% 4.6% Adjusted Transactional $81.4 $88.8 (8.3%) (7.1%) Adjusted Revenue (1) $476.6 $470.2 1.4% 2.4% IPM product line $ - $12.5 - - Deferred revenue adjustment ($0.3) ($2.4) - - Revenue $476.3 $480.3 (0.8%) 0.1% 10 1. Adjusted Revenue excludes the divested IPM business revenues for all years, and adds back $0.3 million of deferred revenue pu rch ase accounting adjustment for Q2 YTD’19 and $2.4 million for Q2 YTD’18 excluding IPM. Deferred revenue adjustment Is expected to be fully recognized by Q4’19 and also excludes IPM. See the appendix for reconcili ati on of Revenue to Adjusted Revenue.

Q2 YTD Financial summary ($ in millions) Q2 YTD 2019 Q2 YTD 2018 % Change [actual f/x] % Change [constant f/x] Revenue $476.3 $480.3 (0.8%) 0.1% Adjusted Revenue (1) $476 . 6 $470 . 2 1.4% 2.4% Adjusted EBITDA (2) $132 . 4 $130 . 8 1.2% Adjusted EBITDA margin % 27.8% 27.8% Net loss ($137.0) ($144.0) Net loss per share – diluted ($0.57) ($0.66) Weighted - average shares outstanding – diluted 241.3 217.4 Cash flow from operating activities $42 . 9 $31 . 0 Capital expenditures $24.9 $24.1 Free cash flow (3) $18.0 $6.9 Required reporting data LTM Standalone Adjusted EBITDA (4) $315 . 9 $305.8 3.3% 11 1. Adjusted Revenue excludes the divested IPM business revenues for all years, and adds back $0.3 million of deferred revenue pu rch ase accounting adjustment for Q2 YTD’19 and $2.4 million for Q2 YTD’18 excluding IPM. Deferred revenue adjustment Is expected to be fully recognized by Q4’19 and also excludes IPM. 2. See the appendix for a reconciliation of Net Income (loss) to Adjusted EBITDA. 3. We use free cash flow in our operational and financial decision - making and believe free cash flow is useful to investors because similar measures are frequently used by securities analysts, investors, rating agencies and other interested parties to evaluate our competitors and to measure the ability of companies to service their debt. See the appendi x f or a reconciliation of non - GAAP free cash flow to net cash provided by operating activities. 4. The Company is required to report Standalone Adjusted EBITDA, which is identical to Consolidated EBITDA and EBITDA as such te rms are defined under our Credit Agreement and the Indenture governing our Notes, respectively, pursuant to the reporting covenants contained in such agreements. In addition, management of the Company uses S tan dalone Adjusted EBITDA to assess compliance with various incurrence - based covenants in these agreements.

Selected balance sheet items 12 ($ in millions) June 30, 2019 December 31, 2018 Cash & cash equivalents $43.1 $25.6 Total debt outstanding $1,346 . 3 $2,029.0 Tax receivable agreement (1) $264.6 $ - Net debt $1,303.2 $2,003.4 Gross leverage ratio 4.3x 6.6x Net leverage ratio 4 . 1x 6 . 4x 1. Tax Receivable (“TRA”) was recorded at the completion of the May 13, 2019 Merger Agreement with Churchill Capital Corp. An in iti al liability of $264.6 million was recorded as payable to the pre - business combination equity holders under the TRA, representing 85% of the calculated tax savings based on the portion of the Covered Tax Assets the Company anticipates to be able to utilize in future years.

Historical annualized contract value (ACV) (1) 1. Annual Contract Value (“ACV”) is the annualized value for a 12 - month period following a given date of all subscription - based cli ent license agreements, assuming that all license agreements that come up for renewal during that period are renewed. 13 $731.2 $755.1 $759.4 $767.0 $764.1 $782.6 Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 + $27.5mm YoY + 3.6% constant f/x ($ in millions)

2019 Outlook ($ in millions, except percentages) Low Mid High Adjusted Revenue (1) $ 962 $ 979 $995 % Change YoY growth 1.2% 2.9% 4.6% Adjusted EBITDA $290 $300 $310 % Change YoY growth 6.3% 9.8% 13.6% Adjusted EBITDA margin % 30.1% 30.6% 31.2% 1. Adjusted Revenue adds back $0.3 million in deferred revenues purchased accounting adjustment. 14

15 Appendix

Presentation of certain Non - GAAP financial measures This presentation contains financial measures which have not been calculated in accordance with GAAP, including Adjusted Revenues and Adjusted EBITDA, because they are a basis upon which our management assesses our performance and we believe they reflect the underlining trends and indicators of our business . Adjusted Revenues We present Adjusted Revenues, which excludes the impact of the deferred revenues purchase accounting adjustment (recorded in connection with the separation of the Company’s business from Thomson Reuters (the “ 2016 Transaction”)) and the revenues from the IPM Product Line prior to its divestiture, because we believe it is useful to readers to better understand the underlying trends in our operations . Our presentation of Adjusted Revenues is presented for informational purposes only and is not necessarily indicative of our future results . You should compensate for these limitations by relying primarily on our GAAP results and only using Adjusted Revenues for supplementary analysis . Adjusted EBITDA Adjusted EBITDA represents net (loss) income before provision for income taxes, depreciation and amortization and interest income and expense adjusted to exclude acquisition or disposal - related transaction costs (such costs include net income from continuing operations before provision for income taxes, depreciation and amortization and interest income and expense from the IPM Product Line which was divested in October 2018 ), losses on extinguishment of debt, stock - based compensation, unrealized foreign currency gains/(losses), costs pursuant to the transition services agreement (the “Transition Services Agreement”) entered into with Thomson Reuters in connection with the separation of the Company’s business from Thomson Reuters (the “ 2016 Transaction”) and related transition to a standalone company, separation and integration costs, transformational and restructuring expenses, acquisition - related adjustments to deferred revenues, non - cash income/(loss) on equity and cost method investments, non - operating income or expense, the impact of certain non - cash and other items that are included in net income for the period that the Company does not consider indicative of its ongoing operating performance and certain unusual items impacting results in a particular period . The adjustments reflected in the Company’s Adjusted EBITDA have not been prepared with a view towards complying with Article 11 of Regulation S - X . Adjusted EBITDA is intended to provide additional information on a more comparable basis than would be provided without such adjustments . In future periods, the Company will need to make additional capital expenditures in order to replicate capital expenditures associated with previously shared services on a stand - alone basis . You are encouraged to evaluate these adjustments and the reasons the Company considers them appropriate for supplemental analysis . These measures are not measurements of the Company’s financial performance under GAAP and should not be considered in isolation or as alternatives to net income, net cash flows provided by operating activities, total net cash flows or any other performance measures derived in accordance with GAAP or as alternatives to net cash flows from operating activities or total net cash flows as measures of the Company’s liquidity . Reduction of ongoing standalone and Transition Services Agreement costs have been, and are expected to continue to be, a component of the Company’s strategy as it finalizes its transition to a standalone company following the 2016 Transaction . Certain of the adjustments included to arrive at Adjusted EBITDA are related to the Company’s transition to an independent company . In evaluating Adjusted EBITDA you should be aware that in the future the Company may incur expenses that are the same as or similar to some of the included adjustments . The Company’s presentation of Adjusted EBITDA should not be construed as an inference that the Company’s future results will be unaffected by any of the adjusted items, or that the Company’s projections and estimates will be realized in their entirety or at all . 16

Presentation of certain Non - GAAP financial measures The use of Adjusted EBITDA instead of GAAP measures has limitations as an analytical tool, and you should not consider Adjusted EBITDA in isolation, or as a substitute for analysis of the Company’s results of operations and operating cash flows as reported under GAAP . For example, Adjusted EBITDA does not reflect : – the Company’s cash expenditures or future requirements for capital expenditures – changes in, or cash requirements for, the Company’s working capital needs – interest expense, or the cash requirements necessary to service interest or principal payments, on the Company’s debt – any cash income taxes that the Company may be required to pay – any cash requirements for replacements of assets that are depreciated or amortized over their estimated useful lives and may have to be replaced in the future – all non - cash income or expense items that are reflected in the Company’s statements of cash flows The Company’s definition of and method of calculating Adjusted EBITDA may vary from the definitions and methods used by other companies when calculating adjusted EBITDA, which may limit their usefulness as comparative measures . The Company prepared the information included in this presentation based upon available information and assumptions and estimates that it believes are reasonable . The Company cannot assure you that its estimates and assumptions will prove to be accurate . Because the Company incurred transaction, transition, integration, transformation, restructuring, and Transition Services Agreement costs in connection with the 2016 Transaction and the transition, borrowed money in order to finance its operations, and used capital and intangible assets in its business, and because the payment of income taxes is necessary if the Company generates taxable income after the utilization of its net operating loss carryforwards, any measure that excludes these items has material limitations . As a result of these limitations, these measures should not be considered as a measure of discretionary cash available to the Company to invest in the growth of its business or as a measure of its liquidity . Adjusted EBITDA Margin Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Adjusted Revenues . 17

Presentation of certain Non - GAAP financial measures Standalone Adjusted EBITDA We are required to report Standalone Adjusted EBITDA pursuant to the reporting covenants contained in the Company’s Credit Agreement and Indenture . As a public company, we are required to report Standalone Adjusted EBITDA in our quarterly and annual reports filed with the SEC pursuant to these agreements . Standalone Adjusted EBITDA is identical to Consolidated EBITDA and EBITDA as such terms are defined under the Credit Agreement and the Indenture, respectively . In addition, the Credit Agreement and the Indenture contain certain restrictive covenants that govern debt incurrence and the making of restricted payments, among other matters . These restrictive covenants utilize Standalone Adjusted EBITDA as a primary component of the compliance metric governing our ability to undertake certain actions otherwise proscribed by such covenants . Standalone Adjusted EBITDA reflects further adjustments to Adjusted EBITDA presented above for cost savings already implemented and excess standalone costs . Because Standalone Adjusted EBITDA is required pursuant to the terms of the reporting covenants under the Credit Agreement and the Indenture and because this metric is relevant to lenders and noteholders, management considers Standalone Adjusted EBITDA to be relevant to the operation of its business . It is also utilized by management and the compensation committee of the Board as an input for determining incentive payments to employees . Excess standalone costs are the difference between our actual standalone company infrastructure costs, and our estimated steady state standalone infrastructure costs . We make an adjustment for the difference because we have had to incur costs under the Transition Services Agreement after we had implemented the infrastructure to replace the services provided pursuant to the Transition Services Agreement, thereby incurring dual running costs . Furthermore, there has been a ramp up period for establishing and optimizing the necessary standalone infrastructure . Since our separation from Thomson Reuters, we have had to transition quickly to replace services provided under the Transition Services Agreement, with optimization of the relevant standalone functions typically following thereafter . Cost savings reflect the annualized “run rate” expected cost savings, net of actual cost savings realized, related to restructuring and other cost savings initiatives undertaken during the relevant period . Standalone Adjusted EBITDA is calculated under the Credit Agreement and the Indenture by using our Consolidated Net Income (defined in the Credit Agreement and the Indenture as our GAAP net income adjusted for certain items specified in the Credit Agreement and the Indenture) adjusted for items including : taxes, interest expense, depreciation and amortization, non - cash charges, expenses related to capital markets transactions, acquisitions and dispositions, restructuring and business optimization charges and expenses, consulting and advisory fees, run - rate cost savings to be realized as a result of actions taken or to be taken in connection with an acquisition, disposition, restructuring or cost savings or similar initiatives, “run rate” expected cost savings, operating expense reductions, restructuring charges and expenses and synergies related to the Transition projected by us, costs related to any management or equity stock plan, other adjustments that were presented in the offering memorandum used in connection with the issuance of the Notes and earnout obligations incurred in connection with an acquisition or investment . Free Cash Flow We use free cash flow in our operational and financial decision - making and believe free cash flow is useful to investors because similar measures are frequently used by securities analysts, investors, ratings agencies and other interested parties to evaluate our competitors and to measure the ability of companies to service their debt . Our presentation of free cash flow should not be construed as a measure of liquidity or discretionary cash available to us to fund our cash needs, including investing in the growth of our business and meeting our obligations . You should compensate for these limitations by relying primarily on our U . S . GAAP results . We define free cash flow as net cash provided by operating activities less capital expenditures . 18

Reconciliation of Non - GAAP financial measures and required reported data Reconciliation ($ in millions) June 30 QTD 2019 QTD 2018 LTM 2019 Revenue, Net $ 242.3 $ 243.3 $ 964.5 (+) Deferred revenue adjustment 0.1 0.9 1.1 ( - ) IPM Divested revenue - (5.8) (7.8) Adjusted revenue $ 242.4 $ 238.4 $ 957.8 Net loss $ (77.8) $ (66.9) $ (235.2) ( - ) (Benefit) Provision for income taxes 3.7 0.0 9.2 (+) Depreciation and amortization 43.1 60.8 219.1 (+) Interest expense, net 37.5 32.5 138.1 (+) TSA costs 2.5 15.3 26.9 (+) Transition and integration expenses 11.3 19.1 41.6 (+) Deferred revenue adjustment 0.1 0.9 1.1 (+) Transaction related costs 23.2 - 35.3 (+) Stock - based compensation expense 33.9 2.8 43.8 ( - ) Gain on Sale of IPM - - (36.1) (+) Tax indemnity asset adjustment - - 33.8 ( - ) IPM divested adj. operating margin - (1.7) (2.9) (+) Other (4.3) 4.7 0.3 Adjusted EBITDA $ 73.2 $ 67.5 $275.0 Required reported data Adjusted EBITDA $275.0 (+) Excess standalone costs 33.8 (+) Pro forma cost savings 7.1 Standalone adjusted EBITDA $315.9 19 Descriptions Adjusted EBITDA adjustments 1. Deferred revenue fair value accounting adjustment arising from purchase price allocation in connection with the carve - out 2. Clarivate divested its non - core IPM product line in Oct. ’18 3. Payments made to the former parent as part of the Transition Services Agreement; these payments have decreased substantially in 2019 given Clarivate is in the final stages of the carve - out 4. Transition costs incurred to separate Clarivate from the former parent to enable operation on a standalone basis; these costs include transition consulting, technology infrastructure, full - time employee compensation and severance payments to former employees as part of reorganizing the business and the ongoing cost savings initiative 5. Consulting and accounting costs associated with tuck - in acquisitions and the sale of Clarivate’s non - core IPM product line; Q1 2019 expenses include merger related costs 6. Primarily includes the net impact of foreign exchange gains and losses related to the re - measurement of monetary balances and other one - time adjustments 7. Reflects the write down of tax indemnity asset Standalone Adjusted EBITDA Adjustments 8. Reflects the difference in Clarivate’s actual standalone costs incurred relative to the steady state standalone cost estimate that the company expects to achieve by 2021 after completing the carve - out and optimizing standalone functions 9. Cost savings reflect the difference between annualized run - rate savings and savings realized during that same twelve - month period 1 2 3 4 5 1 2 7 2 6 8 9

Reconciliation of Non - GAAP financial measures and required reported data Reconciliation ($ in millions) June 30 YTD 2019 YTD 2018 LTM 2019 Revenue, Net $ 476.3 $ 480.3 $ 964.5 (+) Deferred revenue adjustment 0.3 2.4 1.1 ( - ) IPM Divested revenue - (12.5) (7.8) Adjusted revenue $ 476.6 $ 470.2 $ 957.8 Net loss $ (137.0) $ (144.0) $ (235.2) ( - ) (Benefit) Provision for income taxes 4.0 0.4 9.2 (+) Depreciation and amortization 101.2 119.3 219.1 (+) Interest expense, net 70.6 63.3 138.1 (+) TSA costs 7.7 36.6 26.9 (+) Transition and integration expenses 13.8 41.4 41.6 (+) Deferred revenue adjustment 0.3 2.4 1.1 (+) Transaction related costs 33.4 0.6 35.3 (+) Stock - based compensation expense 37.1 7.0 43.8 ( - ) Gain on Sale of IPM - - (36.1) (+) Tax indemnity asset adjustment - - 33.8 ( - ) IPM divested adj. operating margin - (3.0) (2.9) (+) Other 1.3 6.8 0.3 Adjusted EBITDA $ 132.4 $ 130.8 $275.0 Required reported data Adjusted EBITDA $275.0 (+) Excess standalone costs 33.8 (+) Pro forma cost savings 7.1 Standalone adjusted EBITDA $315.9 20 Descriptions Adjusted EBITDA adjustments 1. Deferred revenue fair value accounting adjustment arising from purchase price allocation in connection with the carve - out 2. Clarivate divested its non - core IPM product line in Oct. ’18 3. Payments made to the former parent as part of the Transition Services Agreement; these payments have decreased substantially in 2019 given Clarivate is in the final stages of the carve - out 4. Transition costs incurred to separate Clarivate from the former parent to enable operation on a standalone basis; these costs include transition consulting, technology infrastructure, full - time employee compensation and severance payments to former employees as part of reorganizing the business and the ongoing cost savings initiative 5. Consulting and accounting costs associated with tuck - in acquisitions and the sale of Clarivate’s non - core IPM product line; Q1 2019 expenses include merger related costs 6. Primarily includes the net impact of foreign exchange gains and losses related to the re - measurement of monetary balances and other one - time adjustments 7. Reflects the write down of tax indemnity asset Standalone Adjusted EBITDA Adjustments 8. Reflects the difference in Clarivate’s actual standalone costs incurred relative to the steady state standalone cost estimate that the company expects to achieve by 2021 after completing the carve - out and optimizing standalone functions 9. Cost savings reflect the difference between annualized run - rate savings and savings realized during that same twelve - month period 1 2 3 4 5 1 2 7 2 6 8 9

2018 Quarterly financial summary ($ in millions) Q1 2018 Q2 2018 Q3 2018 Q4 2018 Science Group $125.9 $132.5 $131.8 $137.9 Intellectual Property Group $105 . 9 $105.9 $103.9 $107.6 Adjusted Revenue (1) $231.8 $238.4 $235.7 $245.5 IPM Product Line $6.7 $5.8 $7.8 $ - Deferred revenue adjustment ($1.5) ($0.9) ($0.5) ($0.2) Revenue $237.0 $243.3 $242.9 $245.2 Adjusted Subscription $186.7 $194.7 $197.6 $197.7 Adjusted Transactional $45.1 $43.8 $38.1 $47.8 Adjusted Revenue (1) $231.8 $238.5 $235.7 $245.5 IPM Product Line $6.7 $5.8 $7.8 $ - Deferred revenue adjustment ($1.5) ($0.9) ($0.5) ($0.2) Revenue $237.0 $243.3 $242.9 $245.2 Adjusted EBITDA (2) $63.3 $67.5 $66.3 $75.8 Adjusted EBITDA margin % 27.3% 28.3% 28.1% 30.9% 21 1. Adjusted Revenue excludes the divested IPM business revenues for the period, and adds back the deferred revenue purchase acco unt ing adjustment. 2. See the appendix for a reconciliation of Net Income (loss) to Adjusted EBITDA.

Diluted share count Share price as of June 28, 2019 $15.38 Source: Yahoo Finance Number Type Shares Clarivate PLC ordinary shares outstanding as of June 30, 2019 (1) 305,268,497 Management options as of June 30, 2019 (2) 25,252,934 Public warrants (3) 34,500,000 Private placement warrants (4) 18,300,000 Sweetener/Incentive shares (5) 7,000,000 Total Potential Dilution from Options/Equity Instruments (6) 85,052,934 Treasury method Fully Diluted Share Count (6) 390,321,431 Exercise Amount Strike price Proceeds Treasury Method/Potential Buyback Effect - 45,090,774 Management options* 25,252,934 11.28 284,853,096 Fully Diluted Share Count with Treasury Method 345,230,657 Public warrants** 34,500,000 11.50 396,750,000 Private placement warrants*** 1,034,174 11.50 11,893,001 Buyback at $15.38 share price 693,49 6 , 097 Buyback 45,090,774 15.38 693,496,097 22 1. Includes 10.6M Founders Shares which are subject to certain performance and time vesting requirements as outlined in the Sponsor Agreement, dated January 14, 2019, among Churchill, Clarivate, and other parties thereto (the “Sponsor Agreement”). These shares are legally outstanding. 2. Of the 25.3M Management options as of June 30, 2019, 13.8M are vested and exercisable and 11.5M are unvested and non - exercisable, per the Company's Q2 2019 financial statements. 3. The 34.5M public warrants are convertible into ordinary shares of Clarivate PLC beginning on September 11, 2019 per the Company's effective registration statement on Form F - 4 (April 25, 2019). Public warrants have a strike price of $11.50/share. 4. The 18.3M private placement warrants are convertible into ordinary shares of Clarivate PLC. Private placement warrants have a strike price of $11.50/share, and 17,265,826 of the 18,300,000 vest upon the share price achieving $17.50/share. In addition to the performance conditions outlined, there are time vesting requirements per the executed Sponsor Agreement that state that none of the 18.3M warrants shall vest prior to the first anniversary following the closing date (May 13, 2020), not more than 1/3 of the warrants shall vest prior to the second anniversary following the closing date (May 13, 2021), and not more than 2/3 of the warrants shall vest prior to the third anniversary following the closing date (May 13, 2022). 5. The 7.0M Incentive Shares become issuable if the last sale price of Clarivate’s ordinary shares is at least $20.00 per share for at least 40 trading days over a 60 consecutive trading day period, ending prior to the six - year anniversary of the consummation of the business combination, per the effective registration statement on Form F - 4. 6. Includes all potentially dilutive equity instruments, despite current time and performance vesting requirements. *Assumes all management options are vested and exercisable at the weighted average strike price of $11.28 as of June 30, 2019 **Assumes public warrants are convertible as of June 30, 2019 ***1.0M out of 18.3M of the Private Placement Warrants are exercisable at $11.50/share and are subject to certain time vesting requirements. This analysis assumes they are vested and exercisable as of June 30, 2019

Thank you 23